Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Mr. A. George Kallop
President and Chief Executive Officer
NYMAGIC, INC.
919 Third Avenue
New York, NY 10022

>   **Re: NYMAGIC, INC.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **File No. 1-11238**

Dear Mr. Kallop:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Business

Reserves, page 8

1. You refer to outside actuaries on page 10. While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. If you include or incorporate by reference this disclosure into a 1933

        Securities Act filing, you will also need to include the consent of the outside actuary.

Notes to Consolidated Financial Statements

Note 1: Summary Of Significant Accounting Policies

Nature of operations, page F-9

2.   You disclose that you acquired an interest in substantially all of the Tiptree limited partnership hedgefund in 2003. You also disclose that the limited partnership agreement was amended on August 1, 2006 resulting in the deconsolidation of Tiptree. It is apparent from your disclosure in Note 2 on page F-17 that you own 98.63% of Tricadia (CDO) Fund, LP which appears to be the new name of the Tiptree limited partnership. Please explain to us why you consolidated this limited partnership from 2003 through July 2006 and what provisions in the amended partnership agreement caused you to deconsolidate it on August 1, 2006. Please reference for us the authoritative literature you relied upon to support your accounting.

Note 2: Investments, page F-14

3.   It appears that you include mortgage backed securities as available for sale. Please revise your policy disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting.

*   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant